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                                                                         EX- 8.2
                                                                         EX-23.3

                                                                   July 18, 1994

The Dreyfus Corporation
200 Park Avenue
New York, New York 10166

     Re: Federal Income Tax Consequences of the Merger of XYZ Sub Corporation with and into The Dreyfus Corporation

Dear Sirs:

     You have requested our opinion as to certain federal income tax consequences arising out of the merger (the "Merger") pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of December 5, 1993 (the "Merger Agreement"), by and among The Dreyfus Corporation, a New York corporation ("Dreyfus"), Mellon Bank Corporation, a Pennsylvania corporation ("Mellon"), Mellon Bank, N.A., a wholly-owned subsidiary of Mellon ("Mellon Bank"), and XYZ Sub Corporation, a wholly-owned subsidiary of Mellon Bank ("Merger Subsidiary"), pursuant to which Merger Subsidiary will merge with and into Dreyfus and Dreyfus will become a wholly-owned subsidiary of Mellon Bank. Our conclusions are based on the facts and assumptions set forth below, our examination of the Merger Agreement and the Prospectus/ Joint Proxy Statement, filed as part of the Registration Statement on Form S-4 of Mellon of July 18, 1994 (the "Registration Statement"), and upon the representations furnished to us by Dreyfus and Mellon. In addition, we have considered such other factual and legal matters as we have deemed appropriate. Capitalized terms not defined in this letter have the meaning given them in the Merger Agreement.

     Pursuant to the Merger Agreement, Merger Subsidiary will merge with and into Dreyfus and the separate corporate existence of Merger Subsidiary will cease. In the Merger, each issued and outstanding share of Dreyfus Common Stock (other than shares held by holders who properly exercise dissenters' rights and fractional shares) will be converted into the right to receive 0.88017 shares of Mellon Common Stock. No fractional shares of Mellon will be issued in the Merger. Dreyfus stockholders who otherwise would receive fractional shares or who properly exercise dissenters' rights will receive cash under procedures set forth in the Prospectus/Joint Proxy Statement.

     In rendering the opinions set forth below, we have assumed that (i) the Merger will be consummated in the manner described in the Merger Agreement, and
(ii) the representations made to us by Dreyfus and Mellon in the letters dated July 18, 1994, and July 18, 1994, respectively, are true on and as of the Effective Date.

     Based upon and subject to the foregoing, we are of the opinion that:

     1. The formation of Merger Subsidiary and its merger into Dreyfus, as described above, will be treated for federal income tax purposes as the acquisition by Mellon Bank of all of the outstanding shares of Dreyfus Common Stock in exchange solely for shares of Mellon voting stock, and will constitute a reorganization within the meaning of the Internal Revenue Code of 1986, as amended (the "Code") sec.368(a)(1)(B). See Rev. Rul. 67-448, 1967-2 C.B. 144.
Mellon, Mellon Bank and Dreyfus will each be a "party to a reorganization" within the meaning of Code sec.368(b).

     2. No gain or loss will be recognized by Mellon Bank upon the receipt of shares of Dreyfus Common Stock solely in exchange for shares of Mellon Common Stock. Code sec.1032.
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     3. No gain or loss will be recognized by the stockholders of Dreyfus upon the receipt of shares of Mellon Common Stock (including any fractional share interests to which they may be entitled) solely in exchange for their shares of Dreyfus Common Stock. Code sec.354(a)(1).

     4. The basis of the Dreyfus stockholders in the shares of Mellon Common Stock to be received in the Merger (including any fractional share interests to which they may be entitled) will be the same as their basis in the shares of Dreyfus Common Stock surrendered in exchange therefor. Code sec.358(a)(1).

     5. The holding period of the shares of Mellon Common Stock to be received in the Merger by the stockholders of Dreyfus will include the period during which the shares of Dreyfus Common Stock surrendered in exchange therefor were held, provided that the shares of Dreyfus Common Stock were held as capital assets on the date of the Merger. Code sec.1223(1).

     6. Stockholders of Dreyfus who exercise dissenters' rights and receive only cash will be treated as having received that cash as a distribution in redemption of their shares of Dreyfus Common Stock subject to the provisions and limitations of Code sec.302. The Dreyfus stockholders in this category who hold no shares of Mellon Common Stock immediately following the Merger, directly or through the application of Code sec.318(a), shall be treated as having a complete termination of interest within the meaning of Code sec.302(b)(3), and the cash received by them will be treated as a distribution in full payment for their shares of Dreyfus Common Stock. Code sec.302(a). Gain will be realized and recognized by such Dreyfus stockholders in an amount equal to the difference between the redemption price and the adjusted basis of the shares of Dreyfus Common Stock surrendered by them as determined under Code sec.1011. Code sec.1001; Rev. Rul. 74-515, 1974-2 C.B. 118.

     7. The payment of cash to a holder of Dreyfus Common Stock in lieu of a fractional share of Mellon Common Stock will be treated for federal income tax purposes as if the fractional share was distributed as part of the Merger and then was redeemed by Mellon. This cash payment will be treated as having been received as a distribution in full payment for the stock redeemed. Code sec.302(a); Rev. Rul. 66-365, 1966-2 C.B. 116 and Rev. Proc. 77-41, 1977-2 C.B.
574. Gain will be realized and recognized by the Dreyfus stockholder receiving cash in lieu of a fractional share of Mellon Common Stock equal to the difference between the cash received and the basis of the fractional share interest.

     8. Gain or loss recognized by a holder of Dreyfus Common Stock upon receipt of cash in exchange for the holder's fractional share interest or upon exercise of dissenters' rights will be capital gain or loss, provided the shares of Dreyfus Common Stock were held as capital assets on the date of the Merger. If the shares of Dreyfus Common Stock have been held for longer than one year, the gain or loss will be long-term capital gain or loss. Code sec.1222.

     9. The basis of Mellon Bank in the shares of Dreyfus Common Stock to be received in the Merger will be the same as the basis of such shares in the hands of the Dreyfus stockholders immediately prior to the Merger. Code sec.362(b).

     10. The holding period of Mellon Bank in the shares of Dreyfus Common Stock to be received in the Merger will include the period during which such shares were held by the Dreyfus stockholders. Code sec.1223(2).

     We consent to the reference to our firm under the caption "The Merger--Federal Income Tax Consequences" in the Registration Statement and to the filing of this opinion as an exhibit to the Registration Statement.

                                        Very truly yours,

                                        ROGERS & WELLS